Exhibit 23.3

Consent of Independent Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement/Prospectus of Consolidated Communications Holdings, Inc. and FairPoint Communications, Inc. that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-215758) of Consolidated Communications Holdings, Inc. for the registration of 24,269,616 shares of its common stock and to the incorporation by reference therein of our report dated February 26, 2016, with respect to the financial statements of GTE Mobilnet of Texas RSA #17 Limited Partnership and of our report dated February 26, 2016, with respect to the financial statements of Pennsylvania RSA No. 6 (II) Limited Partnership, included in the Annual Report (Form 10-K) of Consolidated Communications Holdings, Inc. for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orlando, Florida

February 23, 2017